Exhibit 1.02

Superior Energy Services, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This is the Conflict Minerals Report of Superior Energy Services, Inc. (the “Company”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, the Company undertook due diligence to determine whether any of the necessary conflict minerals used in components for manufacturing the Company’s products in 2013 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). These products are generally used in drilling and other oilfield services applications.

In conducting its due diligence, the Company applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition, OECD 2013) and the related Supplement on Tin, Tantalum and Tungsten and Supplement on Gold (collectively, the “OECD Framework”), an internationally recognized due diligence framework. The Company has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts shows a portion of its products to be DRC conflict undeterminable and the remainder to be free of conflict minerals from the Covered Countries. The Company reached this conclusion because it has been unable to determine the origin of all of the conflict minerals used in its pressure control tools and electrical supplies and components. This was due to a number of incomplete responses from the Company’s suppliers.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

The Company’s due diligence measures were based on both internal and external initiatives to identify products manufactured by the Company which may contain conflict minerals and to determine the source of such conflict minerals. As a services, tools and equipment provider in the oilfield services business, the Company is several levels removed from the actual mining of the conflict minerals. Furthermore, the Company does not buy raw ore or unrefined conflict minerals, or make purchases from the Covered Countries.

The Company has actively engaged in performing a comprehensive analysis of its product lines and their respective components, and the role that suppliers play throughout the Company’s manufacturing process. The Company has taken the following steps to identify and assess risk in its supply chain:

1.	The Company assembled a team to define the scope of its supply chain due diligence process by identifying all of the Company’s business units who manufacture or contract to manufacture products.

2.	The Company then set up separate meetings with representatives of each of these business units to explain the purpose, process, and need for proper conflicts minerals reporting.

3.	After the meetings were concluded, internal questionnaires were distributed to these business units to gather additional information regarding (i) the use of conflict minerals within the products manufactured or contracted to be manufactured by each business unit, and (ii) whether such conflict minerals are necessary to the functionality or production of such products.

4.	Based on the responses received, the Company worked with each of the relevant business units to identify all suppliers who provided such products.

The Company then conducted a Reasonable Country of Origin Inquiry (“RCOI”) for those 67 suppliers who were identified in its initial supply chain risk assessment to establish the origin of the Conflict Minerals used in such suppliers’ products. The Company reached out to all 67 suppliers, but was only able to establish communications with 38 of the 67 suppliers originally identified. The Company requested information in writing regarding the origin of any conflict minerals included in the products provided to the Company. The Company received 34 formal responses to its requests for written information.

The Company has relied on these suppliers’ responses to provide the Company with information about the source of conflict minerals contained in the components supplied by these suppliers to the Company. The Company’s suppliers are similarly reliant upon information provided to them by their suppliers.

Despite having conducted a good faith RCOI, the Company has been unable to determine the origin of all of the conflict minerals within its product lines. The Company has determined that its bottom hole assemblies and plunger lift equipment are free of conflict minerals from the Covered Countries, and that its pressure control tools and electrical supplies and components are DRC conflict undeterminable. The Company makes this determination due to a lack of information available from its suppliers regarding the origin of the necessary conflict minerals.

The activities described above mitigated the risk that the Company’s necessary conflict minerals benefited armed groups that are perpetrators of human rights abuses in the eastern Democratic Republic of the Congo. In the next compliance period, the Company intends to implement the following steps to improve the information gathered from its due diligence process and to further mitigate the risk that its necessary conflict minerals originate from the Covered Countries:

1.	Continue to actively engage suppliers to allow for continued maintenance of a conflict free supply chain.

2.	Increase the response rate of suppliers’ to the requested information regarding the origin of any conflict minerals included in the products provided.

3.	Increase the transparency of the Company’s supply chain by determining and identifying its affected suppliers’ smelters and origins of conflict minerals.

4.	Informing smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFSI program to obtain a “conflict free” designation.

By continuing to implement our internal supply chain due diligence processes, driving accountability within the supply chain by leveraging industry standards, and continuing our outreach efforts, the Company hopes to further develop transparency into its supply chain.